

July 2, 2018

Via Email
Hugo Sarmiento Kohlenberger
Chief Financial Officer
Corporación Andina de Fomento
Torre CAF
Avenida Luis Roche, Altamira
Caracas, Venezuela

> **Re: Corporación Andina de Fomento**
> **Registration Statement under Schedule B**
> **Filed June 13, 2018**
> **File No. 333-225593**

Dear Mr. Sarmiento Kohlenberger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

Capital Structure, page 9

1. Please provide additional information about the two March 2018 amendments to Venezuela's capital payments schedule, including the reasons for the modifications to the schedule. Please address any material legal or financial implications these or future modifications could have for CAF or U.S. investors.

Recent Developments Relating to Sanctions, page 14

2.   U.S. sanctions prohibit U.S. persons from both direct and indirect purchases of certain
        Venezuelan government securities. Please disclose any material risk that U.S. investors
        could be regarded as having indirectly purchased prohibited securities.

3.   On page 20, the disclosure indicates that as of March 31, 2018, Venezuela has total
        outstanding overdue amounts from sovereign loans of $23.5 million and total principal
        amount of outstanding loans of $3.4 billion. You state that the "OFAC sanctions on
        Venezuela, and any additional sanctions that may be imposed in the future, could make it
        more difficult for Venezuela to service or renegotiate its outstanding debt, including its
        outstanding loans from CAF." Please specifically discuss how the OFAC sanctions will
        affect Venezuela's ability to repay its indebtedness.

4.   CAF has previously extended lines of credit to the Venezuelan Economic and Social
        Development Bank (Bandes) and the United States Treasury has placed sanctions on one
        of its officers. If CAF continues to provide financing to Bandes or is owed outstanding
        balances by Bandes, please address any additional legal risks that the extension of credit
        to Bandes may pose to U.S. investors.

Operations of CAF, page 25

5.   Please disclose the composition of CAF's outstanding loans in Venezuela, including the
        amounts of loans to public and governmental entities and private borrowers. To the
        extent material, provide a similar breakdown of outstanding loans to other member
        countries.

6.   Please discuss the reasonably expected effects that default risks associated with
        outstanding loans to Venezuelan entities may have on CAF's future cost of capital and
        ability to repay its indebtedness. We note that Venezuela is in non-accrual status with
        other multilateral lending institutions.

Selected Projects, page 28

7.   Please clarify how CAF selected the projects for inclusion in the registration statement
        and disclose whether the projects are representative of CAF's activities in each country.

8.   Please provide additional information on page 29 about the "certain conditions" imposed
        on the Venezuelan Central Bank for drawing funds under the current credit facility
        agreement.

9.   We note that opposition politicians in Venezuela have challenged the legality of
        borrowing by the Central Bank of Venezuela from CAF based on allegations that the
        Government acted unconstitutionally by failing to obtain approval from the National

Assembly. Please address any risks that the disputed legal authority underlying CAF loans may pose to investors.

<u>Selected Demographic and Economic Data, page 40</u>

10.   We note that in May 2018 the IMF issued a declaration of censure against Venezuela for inadequate reporting of economic data. Please include disclosure about the reliability of Venezuela's statistical data.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

/s/ Ellie Quarles

Ellie Quarles
Special Counsel

cc: Robert S. Risoleo, Esq.
        Sullivan & Cromwell LLP